PUBLIC

16001855

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 29 2016
Washington DC
404

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-48557

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING JANUARY 1, 2015 (MM/DD/YY) AND ENDING DECEMBER 31, 2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **1ST DISCOUNT BROKERAGE, INC.**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8927 HYPOLUXO ROAD, SUITE A-5
(No. and Street)

LAKE WORTH	FLORIDA	33467
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
AILEEN GALLAGHER 561-515-3220
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	FLORIDA	32751
(Address and City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, AILEEN GALLAGHER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of 1ST DISCOUNT BROKERAGE, INC., as of December 31, 2015 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

CFO
Title

[signature]
Public Notary
as of this 25th Day of Febrauary 2016

Richard T. Danca
Notary Public
State of Florida
My Commission Expires 01/24/2020
Commission No. FF 941296

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) Exemption Report.
- ☐ (n) A copy of the SIPC Supplemental Report.
- ☐ (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

1ST DISCOUNT BROKERAGE, INC.
(A WHOLLY-OWNED SUBSIDIARY OF 1 DB FINANCIAL, INC.)
STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2015

Assets		
Cash and cash equivalents	$	159,243
Clearing deposits with clearing brokers		500,141
Due from clearing brokers		171,967
Accounts receivable		35,562
Prepaid expenses and other current assets		53,834
Securities purchased, not yet sold		31,271
Property and equipment, net of depreciation of $91,710		22,899
Other non-current assets		9,000
	$	983,917
Liabilities and Stockholder's Equity		
Liabilities:		
Commissions payable	$	104,181
Accounts payable		21,017
Accrued expenses		149,705
Total liabilities	$	274,903
Stockholder's equity:		
Common stock, no par value, 100,000 shares authorized, 1,250 shares issued and outstanding	$	1,322,496
Retained earnings		(613,482)
Total stockholder's equity		709,014
	$	983,917

The accompanying notes are an integral part of these financial statements.